Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

May 18, 2005

Abby Adams

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0406

Washington D.C. 20549

Re:	Commonwealth Telephone Enterprises, Inc. (the “Company”)

Registration Statement on Form S-4, Amendment No. 1

Schedule TO-I, Amendment No. 1

File No.: 333-124555

Dear Ms. Adams:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 11, 2005 (the “Comment Letter”) regarding the above-referenced registration statement (the “Registration Statement”) and tender offer statement (the “Tender Offer Statement”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Tender Offer Statement.

We have enclosed three clean copies of each Amendment, as well as three copies of each Amendment marked to show changes. The changes reflected in the Amendments include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete.

Set forth below are the Staff’s comments numbered 1 through 16, and responses to the comments.

Schedule TO-I

1. We note that you have filed a Schedule TO-I and a letter of transmittal, and you have included a modified legend on the cover page of the prospectus; however, you have not included the expiration date in the prospectus or in the letter of transmittal and the legend and cover page indicate that the prospectus is not complete. We understand from counsel that the company did not intend to commence the exchange offer. Tell us whether you have received any tenders in the offer. Please revise the registration statement and Schedule TO-I to clarify that the company has not commenced the offer.

The Company acknowledges the Staff’s comments and hereby confirms that the exchange offer has not been commenced and that no tenders have been received to date. The Registration Statement and Tender Offer Statement have been revised in response to the Staff’s comment.

Form S-4

Registration Statement Cover Page

2. Please indicate the amount of common stock issuable upon conversion of the new notes in the “Calculation of Registration Fee” table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the new notes. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number 3, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the new notes. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection).

The “Calculation of Registration Fee” table has been revised in response to the Staff’s comment.

3. We note that the purpose of this offer is to change the settlement terms of the notes, and the notes are otherwise identical to the old notes. Provide additional information regarding the purpose of the exchange offer. For example, tell us whether the exchange offer is being conducted to avoid the tax treatment addressed in EITF Issue No. 04-8. If so, please expand your discussion of the purpose of the exchange offer to indicate the material effects that will result from your consummation of the exchange offering, due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. In addition, please describe EITF Issue No. 04-8 and its application and provide the following information:

•	Describe the contingent conversion provisions of the outstanding notes so that it’s clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

•	Clarify that the exchange will result in the company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2004 reported EPS would be if the exchange did not occur.

•	Confirm on a supplemental basis, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

The purpose of the exchange offer is not to avoid the accounting treatment of contingently convertible debt on diluted earnings per share, as addressed in EITF Issue No. 04-8. Since the Company’s adoption of EITF No. 04-8 in the fourth quarter of 2004, the Company has accounted for the Old Notes and its impact on earnings per share on a fully diluted basis, regardless of the satisfaction of the market price contingency in the Old Notes. As discussed in the Company’s 2004 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, the adoption of EITF No. 04-8 and its impact as a result of the Old Notes has already been included in the Company’s disclosure of earnings per share.

The issuance of the New Notes following the exchange offer will not affect diluted earnings per share because the New Notes will be similarly accounted for under EITF No. 04-8. As explained in the Registration Statement, the Company is conducting the exchange offer in order to have the flexibility to decide whether, upon conversion of the New Notes, it will pay the conversion value of the New Notes in cash, shares of common stock or any combination of cash and shares of common stock, at its election. Because the Company is not presently committing under the terms of the New Notes to pay a fixed amount in cash upon conversion of the New Notes, the change in settlement method to the Old Notes will not affect the Company’s accounting of diluted earnings per share under EITF No. 04-8. As a result, the Company will continue to report earnings per share on a fully diluted basis reflecting the New Notes as required under EITF No. 04-8, unless and until the Company irrevocably elects, as provided in the New Notes, to net share settle the New Notes upon conversion.

The explanation of the Purpose of the Exchange Offer on page 2 of the Registration Statement has been revised to clarify this point.

The Company will apply the guidance in EITF 96-19 in its accounting for the exchange transaction in the period in which the exchange occurs.

4. Revise the summary of material differences of the notes to summarize the material risks of the new notes where those risks differ from the risks of the outstanding notes. In this regard, we note that your disclosures beginning on page 9 appear to describe risks associated with the new notes only without contrasting them to risks currently existing under the outstanding notes.

The section “Material Differences Between the Old Notes and New Notes” in the Registration Statement has been revised in response to the Staff’s comment.

5. In addition, describe the effect on the company’s liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which the company reasonably expects to finance the cash requirement resulting from conversion of the new notes.

The Company notes that, pursuant to the terms of the New Notes, it retains the option to deliver shares of its common stock, cash or a combination thereof upon conversion. As a result, the Company advises the Staff that there is no cash “requirement” for the Company to finance upon conversion of the New Notes since its settlement obligation may be satisfied, at its election, by delivering shares of common stock rather than cash.

In the event that the Company makes an irrevocable election to net share settle the New Notes upon conversion pursuant to the terms of the New Notes, the Company hereby undertakes to publicly disclose the effect of such an election on the Company’s liquidity and capital resources, including the means by which the Company expects to finance the cash requirement resulting from such an election.

Where You Can Find More Information, page i

6. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

The Registration Statement has been revised in response to the Staff’s comment. In addition, the Company hereby confirms that it will comply with its obligations under Rule 13e-4(e)(3) to promptly disclose material changes in the information published, sent or given to security holders in a manner reasonably calculated to inform them of such changes.

Forward-Looking Statements, page ii

7. We note that the “prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and [you] intend that such forward-looking statements be subject to these safe harbors.” The Private Securities Litigation Reform Act does not apply to statements made in connection with an exchange offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please eliminate any reference to the safe harbor and the Act.

The Registration Statement has been revised in response to the Staff’s comment.

8. You state that you “undertake no obligation to update any forward-looking statement . . . .” Similar language is included on page i. This disclosure is inconsistent with your obligation under Rule 13 e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise both sections accordingly.

The Registration Statement has been revised in response to the Staff’s comment.

Selected Consolidated Financial Information, page 18

9. We note from page ii that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c), including both more detailed summarized information and book value per share. Also, provide us your analysis regarding why pro forma information is not material.

The Registration Statement has been revised to include the more detailed summarized information, including the book value per share information.

The Company does not believe that pro forma information is required pursuant to Items 1010(b) or 1010(c)(6) of Regulation M-A because the exchange offer will not materially affect any of the summarized financial information presented in the Registration Statement or the more detailed financial information incorporated by reference in the Tender Offer Statement.

Conditions of the Exchange Offer, page 22

10. Refer to the disclosure at the end of the introductory paragraph and in paragraph (2), which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” or “impractical” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

The Company hereby confirms its understanding of the Staff’s position regarding such waivers.

11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the second bullet point in the first paragraph to clarify the meaning of “prospects” and to clarify if the event must have a material and adverse effect on holders of old notes.

The Registration Statement has been revised in response to the Staff’s comment.

Withdrawal of Tenders, page 27

12. Why are note holders who wish to withdraw tendered notes required to withdraw all notes they have tendered?

The Registration Statement has been revised to reflect the fact that note holders may withdraw the notes they have tendered in whole or in part.

Certain United States Federal Income Tax Consequences, page 49

13. Revise this subsection and its title to clarify that counsel has opined with respect to all material federal tax consequences of the transaction. Eliminate the terms “certain” and “summary.” Also revise the associated disclosure in the summary term sheet and the reference to this section in counsel’s opinion.

The Registration Statement has been revised in response to the Staff’s comment.

14. We note that, in Exhibit 8.1, counsel has provided a short form tax opinion which affirms that the disclosure in this section is counsel’s opinion. Please revise this section to state counsel’s opinion. For example, we note that on page 49 you describe the company’s beliefs regarding the tax consequences.

In response to the Staff’s comment, the beginning of the tax disclosure section has been revised to include the following language: “In the opinion of Davis Polk & Wardwell, the Company’s special tax counsel…”

15. We note that this section describes what the tax consequences of the exchange “should” be. Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences “should” be or “are more likely than not” to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors.

The Registration Statement has been revised in response to the Staff’s comment.

16. Eliminate the disclaimers in the last sentence of the “Constructive Dividends” paragraph and the “Possible Alternative Tax Characterization of the Exchange” paragraph on page 50 and any similar statements in this section. You must provide counsel’s opinion of the material federal tax consequences of the exchange and note holders are entitled to rely on this disclosure. In addition, while you may recommend that investors consult their own tax advisors, particularly with respect to tax consequences that may very on an individual basis, you may not “urge” them to do so. Eliminate this language from page 49.

The Registration Statement has been revised in response to the Staff’s comment. Please note that the disclaimers in the last sentence of the “Constructive Dividends” paragraph and the “Possible Alternative Tax Characterization of the Exchange” paragraph on page 50 are necessary as the law is unclear.

*                    *                     *

We appreciate your assistance in this matter. Please do not hesitate to call me at 570-631-2802, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Raymond B. Ostroski
Raymond B. Ostroski Senior Vice President, General Counsel & Secretary